SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: December 18, 2003	By	/S/ S. J. Cheng

	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Announcement

Exhibit 1.1

CHANTEK ELECTRONIC CO. LTD. Passed the Resolution to Merge with

PlusMOS TECHNOLOGIES INC.

ChipMOS TECHNOLOGIES (Bermuda) LTD. announced today that CHANTEK ELECTRONIC CO. LTD. passed the resolutions in its Special General Meeting to merge PlusMOS TECHNOLOGIES INC. which are 38% and 25% subsidiaries, respectively, of ChipMOS Bermuda owned through its 70% owned ChipMOS TECHNOLOGIES INC. CHANTEK ELECTRONIC CO. LTD. will be the existing company to carry all the business activities after the merge. It takes about five months to complete the merge process, as approving by Taiwan SEC, Taiwan OTC and share swaps, etc.